UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

Report on Form 6-K dated August 1, 2024

(Commission File No. 1-13202)

Nokia Corporation

Karakaari 7

FI-02610 Espoo

Finland

(Translation of the registrant’s name into English and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒   Form 40-F: ☐

EXHIBIT INDEX

The following exhibit is furnished as part of this Form 6-K:

Exhibits

99.1	Report for Q2 and half year 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nokia Corporation

Date: August 1, 2024	By:	/s/ Johanna Mandelin
Name: Johanna Mandelin
Title: Global Head of Corporate Legal

	By:	/s/ Tatu Simula
Name: Tatu Simula
Title: Senior Legal Counsel